SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Conduent Incorporated
(Name of Issuer)

common stock, $0.01 par value
(Title of Class of Securities)

206787103
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of common stock, $0.01 par value per share (“Shares”), issued by Conduent Incorporated (the “Issuer”), and hereby amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed with the Securities and Exchange Commission on January 9, 2017, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On April 8, 2019, Michael Nevin, an employee of Icahn Enterprises, resigned as a director of the Issuer because of disagreements relating to the board of directors and its Chairman’s oversight of the Issuer’s operations, policies and practices. Mr. Nevin had been serving on the Issuer’s board of directors as a designee of the Reporting persons pursuant to a Joinder Agreement among the Issuer and the Reporting Persons dated December 31, 2016, joining the Issuer to an agreement among Xerox Corporation, the Issuer’s former parent company, and the Reporting Persons dated as of January 28, 2016 (collectively, the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Reporting Persons are entitled to designate, and the Issuer must cause to be appointed as a member of the Issuer’s board of directors, a replacement for Mr. Nevin that is approved by the Issuer, such approval not to be unreasonably withheld, conditioned or delayed. On April 11, 2019, the Reporting Persons designated Jesse Lynn, General Counsel of Icahn Enterprises, as such replacement designee.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2019

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 3 to Schedule 13D – Conduent Incorporated]